                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           KAISER GROUP HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    483059101
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                                 (CUSIP Number)

                              Tennenbaum & Co., LLC
                     11100 Santa Monica Boulevard, Suite 210
                          Los Angeles, California 90025
                                 (310) 566-1000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / X /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 483059101                                            Page 2 of 5 Pages
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TENNENBAUM & CO., LLC; IRS No. 95-4587347
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /x/
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3           SEC USE ONLY

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4           SOURCE OF FUNDS*

            WC
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                      7         SOLE VOTING POWER

                                -0-
 NUMBER OF            ----------------------------------------------------------
   SHARES             8         SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      77,924
    EACH              ----------------------------------------------------------
 REPORTING            9         SOLE DISPOSITIVE POWER
   PERSON
    WITH                        -0-
                      ----------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                77,924
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            77,924
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12          CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           /  /
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9% (1)
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14          TYPE OF REPORTING PERSON*

            OO
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(1) Based on 1,590,062 shares of common stock outstanding as of November 12,
2002, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2002.


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CUSIP NO. 483059101                                            Page 3 of 5 Pages
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael E. Tennenbaum
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  /x/
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3           SEC USE ONLY

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4           SOURCE OF FUNDS*

            PF
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                      7         SOLE VOTING POWER

                                674,975 (1)
 NUMBER OF            ----------------------------------------------------------
   SHARES             8         SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      77,924
    EACH              ----------------------------------------------------------
 REPORTING            9         SOLE DISPOSITIVE POWER
   PERSON
    WITH                        674,975 (1)
                      ----------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                77,924
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            752,899
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12          CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                             / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.4% (2)
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14          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

(1) Includes 400,000 shares of common stock held by Michael E. Tennenbaum as the trustee of the Michael E. Tennenbaum 2002 Annuity Trust, and 222,105 shares held by Michael E. Tennenbaum and Suzanne S. Tennenbaum as the trustees of the Tennenbaum Living Trust.

(2) Based on 1,590,062 shares of common stock outstanding as of November 12, 2002, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2002.

                                       3
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            This Amendment No. 2 to Schedule 13D relating to Kaiser Group
Holdings, Inc., a Delaware corporation (the "Issuer"), is being filed on behalf of the undersigned to amend Amendment No. 1 to Schedule 13D filed with the Commission on June 26, 2002 and the Schedule 13D filed with the Commission on March 26, 2002 (the "Schedule 13D"). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

            The information in Item 1 is hereby amended and restated as follows:

This Schedule 13D ("Statement") relates to the beneficial ownership of 752,899 shares of common stock, par value of $0.01 per share ("Common Stock"), of the Issuer. The address of Issuer's principal executive offices is 9300 Lee Highway, Fairfax, Virginia 22031.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The information in Item 3 is hereby amended and restated as follows:

This Statement relates to the acquisition by the Reporting Persons from one or more sellers in the open market of 52,870 shares of Common Stock. The Reporting Persons purchased the 52,870 shares of Common Stock using the sources of funds described in Item 4 of the Cover Pages hereof as follows:

                                                Number of Shares of
        Date         Reporting Person             Common Stock         Price Per Share
        ----         ----------------             ------------         ---------------
       1/27/03      Michael E. Tennenbaum            52,870                 $3.55

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            The information in Item 5 is hereby amended and restated as follows:

            (a) The shares of Common Stock identified in Item 1 constitute approximately 47.4% of the outstanding Common Stock of Issuer based on 1,590,062 shares of Common Stock outstanding as of November 12, 2002, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2002.

            (b) Mr. Tennenbaum has the sole power of voting and disposition with respect to the 674,975 shares he has acquired. By reason of Mr. Tennenbaum's position as managing member of TCO, Mr. Tennenbaum and TCO may be deemed to share voting and disposition powers with respect to the shares TCO has acquired.

            (c) Except as described in this statement, the Reporting Persons have not effected transactions in the Common Stock of Issuer within 60 days prior to the date of this statement.

            (d) Not applicable.

            (e) Not applicable.

                                       4
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                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 29, 2003

                             /s/ MICHAEL E. TENNENBAUM
                             -----------------------------------------
                             Michael E. Tennenbaum, individually and as Managing Member of Tennenbaum & Co., LLC

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